EXHIBIT 21.0
SUBSIDIARIES

JURISDICTION OF
NAME	INCORPORATION
FSI International Asia, Ltd.	Taiwan
FSI International (France) SARL	France
FSI International (Germany) GmbH	Germany
FSI International (Italy) S.r.l.	Italy
FSI International Netherlands B.V.	The Netherlands
FSI International (Holding) B.V.	The Netherlands
FSI International (UK) Limited	Scotland
FSI International (Shanghai) Co., Ltd.	Peoples Republic of China
FSI International (Korea) Co., Ltd.	Korea
FSI International Semiconductor Equipment Pte Ltd	Singapore
FSI International Israel, Ltd.	Israel
SCD Mountain View, Inc.	Minnesota
Semiconductor Systems, Inc.	California
FSI International, Inc. also owns a 20% interest in m•FSI LTD.